Exhibit 99.3

Economics Update Australia and New Zealand Banking Group Limited 19 July 2006 Cam Bagrie – NZ Chief Economist Paul Braddick – Head of Financial System Tony Pearson – Head of Australian Economics

Global Economy

Sources: National agencies, IMF, OECD and Economics@ANZ. World economic growth40 year average Heading for the strongest sustained period of global growth since the early 1970sNote: GDP based on 50 countries aggregated using ‘purchasing power parity’ weights. 01234567667176818691960106% annual change Real GDPANZforecasts

Global growth is being increasingly driven by developing economiesReal GDP growth Sources: IMF, World Economic Outlook; Angus Maddison, The World Economy: Historical Statistics; Economics@ANZ. Shares of world GDP 012345678970747882869094980206Real % change from previous year'Emerging' or'developing' economies'Advanced' economies3540455055606550607080900010%'Emerging' or'developing' economies'Advanced' economies

Strong global demand leads to high commodity prices, although now look to be peaking.05010015020025089909192939495969798990001020304050607$ USRBA commodity price index (US$)Crude oil (US$/bbl)Coking coal (US$/tonne)Iron ore (US$/tonne)

RBA Commodity price index Strong global growth has boosted hard commodity prices to record levels, but not ruralSource: RBA 801001201401601802002200102030405indexruralnon-ruraltotal

Australian Economy

Source: ABSTerms of TradeAustralia’s terms of trade hits 32 year high 70 80 90 100 110 120 130 60 65 70 75 80 85 90 95 00 05 Index

Source: ABS.Australian economic growthThe commodity price boom has dramatically boosted income growth-3 -2 -1 0 1 2 3 4 5 6 7 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 % change,annual GDPReal Domestic Income

Source: ABSEquity market prices growth US S&P 500 Australian ASX 200 UK FTSE 100 Japan Nikkei 225 Strong share market is imparting a positive wealth effect 80 90 100 110 120 130 140 150 160 170 Dec-03 Jun-04 Dec-04 Jun-05 Dec-05 Jun-06 Index

Source: ABSEnergy and materials stocks have lifted the Australian marketAustralian equity market by industry sector Energy Consumer Staples Finance Consumer Discretionary Telecoms Materials 60110160210260310Dec-03Jun-04Dec-04Jun-05Dec-05Jun-06 Index

Oil price rebounds to historical highs



$ US
80
70
60
50
40
30
20
10
0
Crude oil (US$/bbl)
89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05

ANZ *Source:* Datastream
12

Cents per litre (ULP) * Includes new category of ‘upper large PMV’ from Dec 2004. Fall in large passenger vehicle sales as fuel becomes more expensive is hurting domestic manufacturers12 mth rolling aggregate sales Source: VFACTS, Economics@ANZ 140,000 150,000 160,000 170,000 180,000 190,000 200,000 210,000 220,000 230,000 98 99 00 01 02 03 04 05 06 60 70 80 90 100 110 120 130 Large PMV Sales (LHS)* Average monthly petrol price (RHS)

Source: ABS Recent spike in fuel price could hurt retail sales 0.00.20.40.60.81.01.20102030405708090100110120130140% monthly change trendRetail Sales (LHS)Petrol price (RHS)cents litre

Source: ABS, Economics@ANZAustralian house price boom is over Existing House Prices -5051015202591929394959697989900010203040506% change year ending

Source: ABSExisting House Prices Although house prices are still buoyant in some states (but not Sydney!) -10 0 10 20 30 40 50 60 Sydney Melbourne Adelaide Canberra Perth Brisbane Darwin Hobart % change from end 2003

Sources: ABS and Reserve Bank Construction Approvals Housing Lending Rate The May rate rise will further depress dwelling construction activityConstruction approvals and interest rates 4 6 8 10 12 14 16 18 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 8,000 9,000 10,000 11,000 12,000 13,000 14,000 15,000 16,000 17,000 18,000 % Units trend

 Australian household debt has risen dramatically over the past decade, taking ‘debt to income’ from around 80% in 1996 to over 160% From a position of being below international benchmarks, Australia now ranks higher than the other key English-speaking economies in terms of “debt to income” But much of the rise in the ‘debt to income’ ratio over this period was driven by structural downward shift in interest rates and an associated gain in house prices In isolation, gross debt-to-income ratios offer little insight and can provide a misleading view of the financial condition of households UK US Canada Household debt to income ratio Australian household sector debt has risen sharply… Aus 40 60 80 100 120 140 160 180 88 90 92 94 96 98 00 02 04 06 % of disposable income

 Debt service ratios are more instructive indicators, although these too can be misleading and are sometimes leaned on excessively to argue that debt levels are too high and that some correction is inevitable The household debt service ratio has risen to a record high (11.1%). This does not imply household debt service is at ‘critical’ levels. The financial stress experienced in the early 1990s had little to do with household sector balance sheets being ‘stretched’ and more to do with a highly-geared corporate sector. Australia’s corporate sector is in fundamentally sound shape and offers a very strong underpinning for the economy and the labour market. There is no useful historical benchmark pointing to what level of DSR in aggregate creates a macroeconomic problemTotal household Household debt servicing ratio …lifting aggregate debt servicing costs Excl. unincorporated enterprises 4 6 8 10 12 88 90 92 94 96 98 00 02 04 06 % of disposable income

Sources: Unpublished ABS HES data 1998/99 and 2003/04 surveys, Economics@ANZ O-54 years old million households Over 55 years old 1998/99 2003/04 Decomposing Household DebtEven though household debt doubled in the previous five years, in 2003/04, 67% of households still had little or no debt (i.e. debt service ratios of 0 to 4%). Those households with ‘high DSRs (28% and above) totalled 4.25% of total households in 2003-04 (up from 2.2% in 1998-99) In absolute terms, the most significant feature of the 5-year trend is the solid growth in the number of householders with only a small amount of debt (including householders entering the debt market for the first time (cards and home equity loans). But the majority of householders still have little or no debt Number of households by DSR level Change in number. Of households by DSR level (between 1998/99 and 2003/04) -100 -50 0 50 100 150 200 250 300 350 zero < 4 < 8 < 12 < 16 < 20 < 24 < 28 < 32 > 32 0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 Zero < 4 < 8 < 12 < 16 < 20 < 24 < 28 < 32 > 32

Sources: ABS HES 2003/04, Estimated by Economics@ANZ $bn 2003/04 1998/99 Decomposing Household debtIn debt volume terms, the growth has been more evenly distributed (compared to number of households). But is still skewed towards the high DSR ranges. It is often assumed that households with high DSRs are more vulnerable. This is not necessarily true. Loss given default would be higher, but the probability of default is likely to relate less to debt servicing burdens and more to potential job loss. Increased numbers of 2-or-more income households (particularly in the higher DSR households) over the 5 year period to 2003/04 provides greater security against income disruption (a) Growth in debt has been evenly distributed across the DSR rangesVolume of debt outstanding by DSR range Average number of persons employed 1.01.31.61.92.2<4<8<12<16<20<24<28<32>322003-041998-99 0 20 40 60 80 100 < 4 < 8 < 12 < 16 < 20 < 24 < 28 < 32 > 32

Source: National Australia BankBusiness capacity utilisation remains well above long term average Capacity Utilisation 747678808284899091929394959697989900010203040506%Long Term Average

Trend employment Source: ABS Unemployment rate Labour market is historically tight -10-505101520253035000102030405monthly change ('000)4.55.05.56.06.57.07.5000102030405%

Retail Sales Values Source: ABS Household Consumption Volumes Household spending has gained momentum in 2006 0.00.20.40.60.81.01.20102030405 % monthly change trend 0.40.60.81.01.21.41.61.80102030405 % quarter change trend

Australia's trade position is slowly improving



Exports and imports
$bn, trend
18
17
16
15
14
13
12
11
10
Imports
Exports
01
02
03
04
05



Trade deficit
$bn, trend
1.0
0.5
0.0
-0.5
-1.0
-1.5
-2.0
-2.5
01
02
03
04
05
06

Source: ABS

25

Resources exports rise, although rural exports continue to disappoint*Including metals and non-monetary gold Source: ABS 0123456789959697989900010203040506$bn saRural Resources*ServicesManufactures (excl metals)Other goods

Sources: ABS, Economics @ ANZ Large difference between states – SE seaboard is lagging Real Gross State Product 012345678NSWACTSAVICTASQLDWANT2005-06 (f)2006-07 (f)% pa

13 7 2 12 5 3 AUST 13 4 2 2 0 0 ACT 8 3 2 8 20 3 NT 6 6 5 16 2 7 TAS 11 4 3 9 21 5 WA 10 6 3 16 2 6 SA 10 5 2 11 8 4 QLD 14 9 3 15 1 3 VIC 15 10 2 12 2 2 NSW Prop & Bus Services Finance & Insurance Electric Gas Water Manufacturing Mining Agriculture % Contribution to total state factor income (selected industries)Source: ABS

Source: ABSPopulation Growth Marked differences in population growth between states -1012300010304% yoyVICQLDWANT-1012300010304% yoyACTNSWSATAS

Headline inflation is already at top of target band and core inflation is risingConsumer price inflation Source: ABS Forecast 1.52.02.53.03.5030405060708% change from year earlierHeadlineRBA CoreRBA target band

Source: Bloomberg Global cash rates RBA likely to lift rates one more time to 6%; Fed likely to lift rates to 5.50%. 0246897989900010203040506%AustraliaUSAUKEuropeNZJapan

Sources: Reserve Bank of Australia, Australian Bureau of Statistics.Terms of Trade and A$A$ has historically been driven by the terms of trade - relationship has become looser since end 199980901001101201301401501601701808590950005708090100110120130IndexTerms of Trade (RHS)Real TWI (LHS)Index

Commodity prices and the A$ Sources: RBA, Reuters A$ heavily influenced by commodity prices and interest spreads Interest Spreads and the A$ 60 80 100 120 140 160 180 200 88919497000306 0.4 0.5 0.6 0.7 0.8 0.9 1.0 RBA index A$/US$ (RHS) RBA US$ commodity price index A$/US$ 0.450.500.550.600.650.700.750.800.859495969798990001020304050607-2.0-1.00.01.02.03.04.0A$/US$A$/US$ (LHS)(lagged 18 months)AU/US 2 year spread (RHS)Spread

Further declines in AUD to US$0.70 by end 2006 predicted, but be wary of short term volatility


AUD/USD
0.90
0.85
0.80
0.75
0.70
0.65
0.60
0.55
0.50
0.45
0.40
1991
1993
1995
2007
1999
2001
2003
2005
2007
Australian Dollar - Model
Australian Dollar - Actual
Forecasts

Sources: Bloomberg, Economics@ANZ

34

New Zealand Economy

New Zealand, not all doom and gloom The New Zealand economy recovered from a temporary lull in the second half of 2005. Growth rebounded in Q1 2006, and partial indicators and anecdotes point to forward momentum being maintained into mid-year The economic prognosis remains for sombre growth. Financial conditions remain tight, and higher petrol prices are placing a squeeze on income. Partial indicators point to a gradual rotation in growth, with activity within the domestic economy slowing, and pockets of the export sector picking up We remain comfortable with our core economic view that while the economy is set for a period of sombre growth, talk of a recession is overblown However, the trough in the economic cycle is now looking more elongated and pronounced, with subdued growth over the coming 2 years as the economy goes through a rebalancing phase Interest rates will remain on hold for the rest of 2006. We expect an aggressive easing cycle to begin in March 2007, as slowing domestic growth moderates inflation pressure We expect the NZ dollar to remain under pressure in an environment where global interest rates are rising, and signs of moderating growth emerge. Prospects for lower NZ interest rates and a sizeable Uridashi and Eurokiwi redemption profile are expected to be key factors pushing the NZ dollar materially lower over the coming 12 months There is a risk that the AUD/NZD pushes through 1.33 – a level the cross has reached during previous currency cycles Credit growth remains strong despite a slowing housing market. We expect a more marked moderation moving into the next financial year, similar to that experienced in Australia two years earlier

Recession has been averted, GDP growth of 1.5% forecast for FY06 & FY07 The recession has been averted, with the economy rebounding in Q1 2006 as expected after a flat H2 2005. GDP increased 0.7 percent in the March quarter, taking annual growth to 2.2 percent. Partial indicators and anecdotes point to forward momentum being maintained into mid-year The economic prognosis remains for sombre growth. Financial conditions remain tight, and higher petrol prices are placing a squeeze on income. Partial indicators point to a gradual rotation in growth, with activity within the domestic economy slowing, and pockets of the export sector picking up The economy will likely enter a flat patch in H2 2006. Domestic (retail spending) growth is slowing, and the rural cheque-book is shut. With close to 70 percent of the economy domestic and spending dominated, this leaves a large void to fill We are expecting 1.5 percent growth in each of the coming 2 years – a more elongated and pronounced trough in the economic cycle. Support will be provided at the trough through infrastructure investment and fiscal spending Prospects for a more protracted slow-down are being dictated by inflation pressure (interest rates high for a while), a perilous external position in the form of a high current account deficit (9.3 percent of GDP), and lags between the currency and export sector. A weaker currency is laying the platform for a strong up-tick in export performance, although the lag is typically 12-18 months National Bank Business Outlook Own Activity and GDP Inflation pressure -20020406080909294969800020406-202468Net balanceOwn Activity(adv 3 qtrs, lhs)GDP (apc, rhs)%-3-2-101234569396990205Non-tradeablesHeadline CPI% Tradeables

Interest Rates likely to ease in 2007

- **Inflation remains the dominant concern for the Reserve Bank.** Higher petrol prices are adding to headline inflation pressure at a time capacity constraints remain, and inflation expectations are elevated. Inflation looks set to approach 4 percent
- **The market has pushed out expectations for the easing cycle** with a meagre 60bps of cuts priced in over 2007. Such an easing cycle would still leave monetary policy in a restrictive stance. While tough talk from the Reserve Bank has weighed, the market is similarly being dictated to by a lower currency (which could threaten inflation) and rising global rates (which are weighing on the front-end of the NZ curve)
- **We remain comfortable calling an aggressive easing cycle from March 2007,** believing the path for inflation will not be divorced from the real economy. Yet the Reserve Bank has expressed a desire to see receding inflation pressure before it acts. We expect a series of 25 basis point cuts taking the Official Cash Rate to 5.5% by the end of 2007. The Reserve Bank will likely end up behind the curve and playing catch-up to the real economy
- **Offshore yields hold the directional key** for the longer-end of the NZ curve. We expect pressure on longer-dated NZ yields to be maintained given prospects for higher global rates, a weaker path for the currency (offshore held bonds back onshore) and funding pressure on NZ's current account deficit as Uridashi and Eurokiwi issuance slows and redemptions intensify.

OCR, 90 day bills and effective borrowing rate



%
10
9
8
7
6
5
4
3
2
Effective borrowing rate
90 day bill yield
Official Cash Rate
99
00
01
02
03
04
05
06
07

10 year bond yields



%
8
7
6
5
4
3
NZ
US
99
00
01
02
03
04
05
06
07

ANZ
38

NZD weakening likely to continue in the short term The global backdrop is turning negative for the NZ dollar. Global interest rates are rising, eroding the yield advantage. Prospects for dampened liquidity are leading to a reassessment of risk Nonetheless, prospects for a lower NZ dollar from here remain yield dependent – from the NZ side. The yield gap remains supportive in level terms, and closing this materially ultimately hinges on reductions in the NZ OCR. While this is looking an early 2007 story, the currency market historically pre-empts such movements by three months In the near-term we remain attuned to the chance of a short-dated squeeze up with an excess of bad news seemingly priced into the NZ dollar, even allowing for the global backdrop. A key reason for this is that the tenor of domestic data is not expected to be sufficiently weak over July to satisfy those trading the “bad news” kiwi story. A string of consistently soft data (a necessary condition for the NZ dollar to stay down) is around the corner, although we believe the timing for this is August and September We remain bearish the NZ dollar 12 months out. We expect the NZD/USD to fall to 0.53 and there is a material risk the AUD/NZD pushes through 1.33. Prospects for a closing yield differential, weakening growth, and a sizeable Eurokiwi and Uridashi maturity profile are expected to maintain the market bias to play the NZ dollar from the short side. History shows that currencies both overshoot and undershoot. AUD/NZDAUD/NZD and NZ Uridashi/Eurokiwi redemption profile1.001.051.101.151.201.251.301.351.401.4590929496980002040608-4-20246AUD/NZD (lhs)AUD/NZD Aus-NZ growth differential(adv 6 qtrs, rhs)%1.061.111.161.211.261.311.369697989900010203040506070809-4-3-2-1012345AUD/NZD (lhs)AUD/NZD Maturities (rhs)$ billion, scale invertedIssues (rhs)

Credit growth outlook remains favourable

- **Lending growth is easing although it remains near record highs**. Housing, agriculture and business lending remain strong, up 15, 16 and 11 percent respectively on a year ago. An easing trend is nonetheless apparent with monthly gains in housing lending moderating from 1.2 percent in 2005 to 1 percent over the first five months of 2006.
- **Going forward we expect continued moderation in credit growth** given prospects for softening growth in the domestic economy.
- **Key macro issues** shaping the composition of credit growth include:
  - Rebalancing growth within the economy.
  - Continued softening within the housing market as it follows its typical 5 year boom and 5 year consolidation cycle.
  - Squeezed corporate margins, which are placing pressure on earnings and fostering a stronger focus on costs from businesses.
  - Margin compression is expected to facilitate increased M&A related activity.
  - Stresses amongst various finance companies, who – prior to financial difficulties – were gaining market share in some pockets.
- The net effect is expected to be **system wide growth for the banking sector of around 8-10** percent over the coming three years.

Housing credit



$ billion
Forecast
%
Annual %
(rhs)
Monthly, $bn (lhs)
2.0
1.5
1.0
0.5
0.0
20
15
10
5
0
00 01 02 03 04 05 06 07 08 09

Business credit



$ billion
Annual %
(rhs)
Forecast
%
Monthly, $bn (lhs)
2.0
1.5
1.0
0.5
0.0
-0.5
-1.0
25
20
15
10
5
0
-5
00 01 02 03 04 05 06 07 08 09

40

Finance Company distress, micro rather than macro

- **The spotlight is on the finance sector** following two mid-level finance companies being placed in receivership and speculation of more to come. Stresses within various finance companies have come on the heels of aggressive growth within the sector over prior years.
- **Liquidity is becoming a major issue.** Inflows to fund balance sheet growth have dried up, as rollovers of existing funding have anecdotally fallen to between 10 and 50 percent among lower credit quality names. Investors are also not waiting for rollovers to emerge in some instances, and this is placing stress on balance sheets.
- **The collapses so far look micro as opposed to macro based.** Internal controls appear to have been poor in some instances, and have not kept pace with rapid growth. Investors have been myopic towards the risks involved.
- **We believe there is little risk of systemic failure.**
- **But there will still be a macroeconomic fallout.** Diminished credit growth will accelerate the slowdown in key pockets of domestic demand. The downswing in the durable goods cycle has yet to fully kick in and the industry could be vulnerable to such a cycle. We expect the motor vehicle market and sales of durable goods to be the most severely affected. Risk will continue to be re-priced in some pockets.

New Zealand Owned Finance Companies[1]

	Dec 2004 ($m)	Dec 2005 ($m)	Growth (%)
Total Assets	8,444	10,106	20
- housing loans	*263*	*268*	*2*
- consumer loans	*2,583*	*2,917*	*13*
- other loans	*4,660*	*5,268*	*13*
- other assets	*938*	*1,653*	*76*
Total Liabilities	8,444	10,106	20
- household deposits	*4,771*	*5,951*	*25*
- other deposits	*2,411*	*2,627*	*9*
- other liabilities	*1,262*	*1,528*	*21*

[1] Only includes companies with assets exceeding $100 million.

ANZ

41

Credit Growth

Private sector credit growth rebounds in early 2006 Annualised quarterly growth in total private sector credit peaked in late 2003 at 16.8% Led by a slowdown in household credit, annualised growth in total private sector credit fell to 11.7% in September 2005 However, a boom in business credit and a renewed upturn in household credit growth lifted annualised growth in total private sector credit to a 16 year high of 16.5% in April 2006 Buoyant economic conditions, particularly in the corporate sector, suggest business credit growth, while slowing from recent peaks, will remain robust Rebounding housing finance approvals (particularly owner occupied) suggest the near term momentum in housing credit is also strong

Source: RBA Total private sector credit Total private sector credit is expanding strongly… 6 8 10 12 14 16 18 00 01 02 03 04 05 06 annual % changeannualised quarterly % change%

Source: RBA Business credit …driven by a (long awaited) boom in business lending… -5051015202500010203040506annual % changeannualised quarterly % change%

Source: RBA Household credit …and renewed strength in household borrowing 81012141618202200010203040506annual % changeannualised quarterly % change%

Source: RBA Private sector credit Private sector credit growth has strengthened in recent months-226101418222600010203040506 annual % change householdbusinesstotal

Sources: RBA, ABS, Economics@ANZ Housing credit Recent momentum suggests housing credit growth has passed its (near term) nadir… 101214161820229900010203040506-30-20-100102030405060Credit(lhs)Finance approvals(6 months forward)(rhs)annual % changeannual % change

Source: ABS …and housing finance commitments continue to recover stronglyHousing finance commitments 123456789101197989900010203040506 $ bn per month Owner-occupiers(excl. re-financing)Investors

Housing market balance: Australia Shortage (left) Underlying Requirement (right) Surplus (left) Completions (right) Housing market fundamentals remain solid, and the market is tighteningSources: ABS; Economics@ANZ ‘000 ‘000 -40-20020406094969800020406406080100120140160180

Rental vacancy rate This tightening is reflected in falling rental vacancy rates Sources: ABS; Economics@ANZ; REIA 2.02.53.03.54.0989900010203040506%; 4 qtr malong run average

Sources: RBA, ABS Business finance approvals have strengthened, but recent growth will be difficult to sustainBusiness credit and finance approvals 051015209900010203040506-30-20-1001020304050annual % changecreditfinance approvals annual % change

Sources: RBA, ABS Business credit growth has been strongest at the ‘big end’ of townBusiness credit outstandings by loan size -505101520250405 annual % change <$100K$100K-$500K$500K-$2m>$2m

Sources: RBA, ABS Personal credit has strengthened and new finance approvals have been strongPersonal credit and finance approvals 51015200001020304050607-20-100102030 annual % change Credit (lhs) Finance approvals (12 months forward) (rhs) annual % change

Private sector credit Solid momentum and a buoyant economic outlook suggest credit growth will remain robustSources: ABS; Economics@ANZ; REIA 0510152025199719992001200320052007 annual % change BusinessTotalHousingPersonal

Summary of forecasts – Australia (bank year) 200520062007GDP 2.3 2.9 3.3 Inflation 3.0 3.1 2.5 Unemployment 5.0 5.1 5.2 Cash rate 5.5 5.75 6.00 10 year bonds 5.4 5.8 5.75 $A/$US 0.76 0.72 0.68 Credit 13.4 14.3 12.5 - Housing 13.3 13.6 13.8 - Business 13.7 16.4 11.2 - Other 12.8 10.1 10.1

Summary of forecasts – New Zealand (bank year) 7.1 7.2 9.1 7.5 - Other 9.3 8.6 11.7 18.2 - Business 8.8 8.8 13.4 16.1 - Housing 8.9 8.6 12.8 15.2 Credit Growth 1.26 1.28 1.20 1.09 AUD/NZD 0.79 0.78 0.83 0.91 NZD/AUD 0.55 0.53 0.60 0.70 NZD/USD 6.3 6.1 6.3 5.7 10 year bond rate 5.7 6.1 7.4 7.1 90 day bank bill -7.2 -8.7 -9.8 -8.5 Current Account (% GDP) 4.7 4.7 4.1 3.7 Unemployment (Sept qtr, s.a.) 1.8 3.0 3.6 3.4 Inflation 2.6 1.3 1.5 2.7 GDP 2008200720062005

The material in this presentation is general background information about the Bank’s activities current at the date of the presentation. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate. For further information visit www.anz.comor contact Stephen Higgins Head of Investor Relations ph: (613) 9273 4185 fax: (613) 9273 4899 e-mail: higgins@anz.com